Exhibit 99.1

Contact:
Eyal Harari
VP Products and Marketing
+972-77-774-5030
eyalh@radcom.com

FOR IMMEDIATE RELEASE

RADCOM Scores in the Fixed Market Segment
VoIP Monitoring Expansions in LATAM

TEL AVIV, Israel – August 27, 2014 − RADCOM Ltd. (NASDAQ: RDCM) a leading innovative customer experience provider, announced two expansions for LATAM tier 1 operators. These are RADCOM customers with mobile installations, who are now adding on a solution for their fixed NGN VoIP networks.

After seeing the benefit from using RADCOM’s wireless solution, these customers decision is to increase investment in RADCOM’s wireline solution. The scalable solution enables easy addition and deployment of additional technologies, such as VoIP and IMS, currently major growth engines for Tier 1 operators. As a result of this fundamental advantage, RADCOM is able to provide these operators with a solution for both their VoIP networks as well as their Cellular networks, on the same platform.

“Our ability to monitor Fixed and Mobile networks using the same solution is a major advantage for our customers; having a system in place means saving time and money for new VoIP deployments.” said Mr. Ronen Hovav, RADCOM’s President Americas. “We at RADCOM, see such expansions in the LATAM region as a natural development, in line with RADCOM’s strategy for this area.”

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About RADCOM

RADCOM provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier-grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. . For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements
Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of RADCOM to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for RADCOM’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with RADCOM’s business, reference is made to RADCOM’s reports filed from time to time with the United States Securities and Exchange Commission. RADCOM does not undertake to revise or update any forward-looking statements for any reason.